Exhibit 21.1
SUBSIDIARIES OF ZOGENIX, INC.

All subsidiaries are wholly-owned, directly or indirectly, by Zogenix, Inc.

Name of Subsidiary	Jurisdiction of Formation
Modis Therapeutics, Inc.	Delaware

Name of Non-U.S. Subsidiary	Jurisdiction of Formation
Zogenix Europe Limited	United Kingdom
Zogenix GmbH	Germany
Zogenix International Limited	United Kingdom
Zogenix K.K.	Japan
Zogenix ROI Limited	Ireland
Zogenix SAS	France
Zogenix S.r.l.	Italy